Mail Stop 3561								August 12, 2005

Via U.S. Mail and Fax 525-728-4875

Pedro Beltran Nasr
Chief Financial Officer
GRUPO RADIO CENTRO, S.A. DE C.V.
Constituyentes 1154 - 7 Piso
Col Lomas Altas, C.P. 11950
Mexico, D.F., Mexico

Re:	GRUPO RADIO CENTRO, S.A. DE C.V.
	Form 20-F for the year ended December 31, 2004
      Filed June 29, 2005

	File No. 1-12090

Dear Mr. Beltran

We have reviewed your supplemental response letter dated July 27, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 19, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 20-F for the year ended December 31, 2004


1. We note your response to comment 2. Since on March 31, 2005 you obtained a waiver of non-compliance with the covenants of the loan agreement only through December 31, 2005, it appears to us that in accordance with SFAS 78 and EITF 86-30, you should classify the full amount of the outstanding loan balance as a current liability as of
December 31, 2004. Revise or advise.


2. We note your response to our comments 3 and 4. We note that your
General Director reviews GRC`s financial information on a consolidated basis for purposes of making operating decisions and assessing financial performance. Addressing paragraph 12 of SFAS 131, tell us how you determined who is your CODM. In addition, provide us with the financial information that your chief operating decision maker uses to allocate resources and assess performance.





*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Al
Rodriguez, Staff Accountant, at (202) 551-3370 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions. Please file your response letter on EDGAR.



							  Sincerely,
							 /s/ Carlos Pacho
							 for Larry Spirgel
							Assistant Director




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Pedro Beltran Nasr
GRUPO RADIO CENTRO, S.A. DE C.V.
September 12, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE